Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TEPPCO Partners, L.P.
Commission File No.: 333-161185

Enterprise Products Partners L.P. is filing the following transcript of an investor presentation made by Enterprise management at the Barclays Capital CEO Energy/Power Conference on September 9, 2009.  The presentation discloses a variety of financial, operating and general information regarding the company.  In addition, this material contains references to the proposed merger with TEPPCO Partners, L.P.  A replay of the presentation will be posted on our website, www.epplp.com.

Forward-Looking Statements

This presentation contains forward-looking statements and information based on Enterprise’s beliefs and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements.

Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise’s results of operations and financial condition are:

•	Fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;
•	A reduction in demand for its products by the petrochemical, refining or heating industries;
•	The effects of its debt level on its future financial and operating flexibility;
•	A decline in the volumes of NGLs delivered by its facilities;
•	The failure of its credit risk management efforts to adequately protect it against customer non-payment;
•	Actual construction and development costs could exceed forecasted amounts;
•	Operating cash flows from our capital projects may not be immediate;
•	National, international, regional and local economic, competitive and regulatory conditions;
•	Terrorist attacks aimed at its facilities; and
•	The failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future.

Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Notice

In connection with the proposed merger, Enterprise has filed a registration statement on Form S-4 (Registration No. 333-161185), which includes a prospectus of Enterprise and a proxy statement of TEPPCO and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ENTERPRISE, TEPPCO AND THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to security holders of TEPPCO seeking their approval of the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about Enterprise and TEPPCO, without charge, at the SEC’s website at www.sec.gov. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: (i) Investor Relations: Enterprise Products Partners L.P., (866) 230-0745, or (ii) Investor Relations, TEPPCO Partners, L.P., (800) 659-0059.

TEPPCO, its general partner and the directors and management of such general partner may be deemed to be “participants” in the solicitation of proxies from TEPPCO’s security holders in respect of the proposed merger. INFORMATION ABOUT THESE PERSONS AND THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED MERGER CAN BE FOUND IN THE PROXY STATEMENT/PROSPECTUS, TEPPCO’S 2008 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC.

Enterprise Products Partners L.P.

September 9, 2009
10:25 AM ET

Rick Gross:
Okay.  To keep all the poetry in motion, next on the agenda we have a company that, as they go through the merger with their compatriot TEPPCO, they will emerge as the largest and definitively the most diversified MLP.  And so, we're very, very happy to have, you know, a company with that breadth of operations, you know, providing a review for our conference.  And with that, we have the Executive Vice President and CFO of Enterprise Products Partners, Randy Fowler, to provide the presentation and the review of Enterprise.  Thanks.

Randy Fowler:
Thank you, Rick, and good to be with you all this morning.  I'd also like to introduce to you two of my colleagues that are here with me today.  Chris Skoog, up here at the head table, is Senior Vice President and runs our natural gas business.  And then, in the first row we have Randy Burkhalter, who's the Vice President, Investor Relations.

In coming through forward-looking statements and in the investor notice, given our pending merger with TEPPCO.

Coming in and taking a look at Enterprise.  We're currently one of the largest publicly traded partnerships with an enterprise value of about $22 billion and about $12 billion in equity market capitalization.  One of the most important things for a midstream company is to have good access to supplies of hydrocarbons and to consumers of hydrocarbons.  And we access some of the most prolific natural gas, crude oil and NGL supply basins in the United States, as well as some of the largest consumers of these hydrocarbons in the U.S.

Our pipeline systems, our natural gas pipeline systems and processing plants handle approximately 17% of the natural gas that's consumed in the United States.  And our -- on the natural gas liquid side of the business, we come in and facilitate and serve 97% of the ethylene steam crackers in the United States, which are the largest consumers of natural gas liquids.  And then, we also serve probably about 95% of the refineries west of the Rocky Mountains.

We recently announced, and as Rick pointed out, our plans to merge with TEPPCO. We'll talk about that a little bit more in the presentation.

One key thing that Enterprise has benefited from probably over the last five years, and I think it will even benefit more as we complete the TEPPCO merger, is our large geographic footprint and business footprint has given us opportunities to grow organically by making -- building new infrastructure to support either producers or consumers of hydrocarbons without having to rely on going to the acquisition markets to grow our business.

Finally, one of our most important things for us is to come in and maintain investment grade credit ratings.  We're very strong on that; always have been.  Certainly, over the last 12 months it's meant more than it ever has.  We think it will continue to mean more than it ever has.  But that's been one of -- a paramount objective for us, as well as coming in and focusing on financial flexibility.  And I think one of the things that that's helped us with investors is we've been able to come in and access the capital markets in very difficult times, including over the last 12 months.

We do balance cost of capital versus giving our equity investors a distribution growth.

And finally, I think one of the distinguishing things is the significant ownership by the sponsor of the MLP. And we'll go to that first.

EPCO, Inc. is our sponsor.  It's a company that is controlled by Dan Duncan.  Dan actually formed Enterprise back in 1968, took it public in 1998.  And since he took it public in 1998, over that 10-year period, he's bought $900 million of new issue equity during that timeframe.  Over the last 12 months he's bought -- purchased $440 million worth of common units.  And in fact, we just closed on a transaction with Dan Tuesday, yesterday, for $150 million of equity that he's bought.  So, he's come in and been very supportive in the growth of the partnership.  And if you would, he's sort of eating his own cooking here as far as coming in and believing in the growth of the company.

He's done a number of things along the way to come in and support the growth of the company, whether it's coming in and contributing part of the general partner to Shell to be able to get a transaction done with Shell back in 1999.  To coming in and EPCO and Shell together eliminated our 50% incentive distribution rights back in 2002 for no consideration.  But he's consistently been supportive along the way and, certainly, his interests are aligned with those with investors.

As far as from the rationale for the TEPPCO merger, while this wasn't the driving force, we think there'll be a benefit from it.  As Rick alluded to, we will be the largest publicly traded energy partnership.  Once we complete that transaction we'll have approximately 48,000 miles of pipeline, which will be far more than any other publicly traded partnership has.

It will come in and provide us a larger geographic and business footprint.  It diversifies us into the crude oil and refined products business.  It will increase our fee-based assets.  Where probably Enterprise today, if you would, gross operating margin standpoint is probably 65%, 70% of fee-based oriented.  I think it'll -- this pro forma TEPPCO may take us up more of 70%, 75%.  And we think there'll be a lot of upside there from whether it's publicly company cost savings or the ability to come in and potential for revenue growth and operational savings as well.  And this should be what drives the long-term accretion for our unitholders.

It is a very credit positive transaction.  100% of the consideration is EPD equity.  Very little financing that we'll need to do around the transaction.  TEPPCO does have a credit facility that probably at the end of June had around $700 million or so outstanding under that credit facility. That would be the only debt refinancing that we'd need to do with the transaction.

TEPPCO set its special meeting of its unitholders for October 23rd. And so, we expect the merger to close later in the fourth quarter.

What we're showing here is a map of the combined Enterprise and TEPPCO system pro forma the merger.  The Enterprise assets are there in blue and then the TEPPCO assets are green.  And again, you can see the additional geographic diversity that we pick up from the TEPPCO assets, the LPG and the refined products assets going up into the Northeast in the mid-continent, or the Midwest.  And then, also, we pick up their crude oil gathering and transportation assets, including their position up in Cushing.  So, we're very excited about this transaction and look forward to getting it done later this year.

The other -- again, the business diversification that we talked about.  Enterprise, standalone on a gross operating margin basis, which is operating income before G&A and before depreciation, is about $2.1 billion.  You see probably the biggest piece of that is in our natural gas processing and marketing business.  And then second largest, 26% in our NGL pipeline and fractionation business followed by our onshore natural gas pipeline business and then offshore in PetChem.

What TEPPCO brings to the table, if you would, 28% of their business is up in their upstream, which is principally their crude oil, transaction and storage business.  36% is in their midstream business, which is principally the Jonah Pinedale gas gathering system, the Val Verde gas gathering system, and then several natural gas liquid pipelines.  And then their downstream is their LPG pipeline and their refined products pipeline.  And then, finally, about 11% of their EBITDA is in their marine business, which is a fee-oriented business.  So again, we think we -- once we pull those two together, we'll have good diversification.

We've been quite active over the last few years in coming in and deploying capital and building new growth projects.  Between 2008 and the first half of this year, Enterprise has completed about $2.7 billion worth of projects.  The largest of the projects in 2008 go back to some natural gas processing facilities in the Jonah Pinedale area and in the Piceance Basin that we completed.  And then, more recently, we completed the expansion of our Texas intrastate pipeline system.  We'll talk about that a little earlier.  We completed that earlier this year, but really did not start earning revenues on that pipeline system until here, beginning of August.  But there's more to come.  We've got about $1.4 billion worth of projects that are looking to be completed the second half of this year and in 2010 and 2011.

We have a notched record operating performance over the last several years driven by volume growth.  Whether that's natural gas pipeline volumes coming in at 9.6 billion cubic feet a day for the first half of this year; natural gas crude oil and petrochemical pipeline volumes, 2.2 million barrels a day for the first half of this year; NGL propylene fractionation and butane Isom volumes at 602,000 barrels a day; and then our equity NGL production we've seen go up as a result of those natural gas processing plants that we built up in the Rocky Mountain area, not up to 116,000 barrels a day.

That's resulted in strong financial performance.  The first six months of this year we're on track to meet or beat the record year that we had last year, whether you look in terms of gross operating margin, adjusted EBITDA, distributable cash flow.  And then, finally, when you look at the lower right, retained distributable cash flow and coverage.  For the first half of this year we had distribution coverage of what we paid to our limited partners of 1.2 times and we retained $90 million of distributable cash flow.

And providing now with you and update of sort of business fundamentals as we see them.  Normally, one of the first questions we get asked: what are we seeing as far as demand for NGLs? Currently, the ethylene steam cracking industry is producing about 52 billion pounds per year of ethylene.  This compares to a five-year average of 54 billion pounds per year.  And certainly, off the lows that we saw in the fourth quarter and first quarter of 2009, when we saw this business probably go down to about a 46, 47 billion pound per year rate.  So, we've seen a nice rebound in -- on the demand side.

And where their focus has been from a feedstock capability, the highest profit margin, highest cash margin for the ethylene steam crackers have been on the light end feedstocks, the ethane, the propane and the butanes.  For most of this year, when you came in and you looked at a forward profit margin, looking at future ethylene prices and feedstock costs, is ethane and propane have been the most profitable.  And probably the least profitable have been the crude oil derivatives, naphtha and gas oil.

We've got a little blip here in the near term months where right now gas oil is the most profitable feedstock.  And that's a little bit to do with -- or much of that is to do with the value of the company-products that get produced when the crackers crack the gas oils.  We think that's temporary in nature and that, when you come in and you look at the forward curve, again, ethane and propane will be the highest margin feedstocks.  So, as a result, what we've seen is the demand for ethane by the petrochemical industry is currently running at about 850,000 barrels a day.  That's the highest that it's been since the first quarter of 2000 and bodes very well for the U.S. NGL industry.

The other thing that we've seen is, during this time period, again, because naphtha and gas oil crackers have basically been losing money, we have seen a number of facilities come in and make modifications where the heavy crackers could at least crack the propanes and the butanes.  And that we've also seen some of the more integrated manufacturers come in and look to modify their facility, where they can come in and crack ethane.  So, if anything, we think this demand for ethane by this industry, we think it could be able to grow going into 2010.

As far as an update on the Rockies, we continue to see -- we've seen volume growth through the first half of this year.  If we start up in the Jonah Pinedale area, continue to see volumes at about 2.2 Bcf a day.  Probably -- we've seen some modest shut-ins in that area, but probably in the neighborhood of 100 million to 200 million day.  That area, the production level's holding pretty firm up there.  Probably from now until the end of the year, we sort of see that flatten out.

Up in the Piceance, we've had good growth in that system year-over-year and also sequentially.  We think for the remainder of the year we'll see some modest growth in that area as we continue to come in and complete a couple of natural gas gathering systems that tie into Marathon and then, also further down into the Collbran Valley, which we think will bring incremental volumes up to our Great Divide, if you would, our Piceance Basin natural gas pipeline system.  And additional volumes to keep our processing plants full at Meeker.

Finally, in the San Juan, we have seen lower drilling activity in that area throughout the year.  But again, with the shallow decline curve in the San Juan, we're seeing volumes hold firm at about a Bcf a day in that area.

As far as on the bottom chart, the NGL extraction volumes, we have seen good growth in equity -- our equity NGL production in this area, now up to about 67,000 barrels a day.  We might have a little bit more growth in that area as we fully ramp up the second train of the Meeker plant.

In turning to the Barnett Shale, with the completion of the Sherman extension pipeline we're looking at about 25% volume growth on our Texas Intrastate System.  The Sherman extension connects our Barnett Shale area up to Boardwalk's Gulf Crossing Pipeline.  We finished the Sherman extension back in February.  However, because of downstream pipeline integrity issues, this pipeline only recently began to flow, if you would, the last week of July.  We do have the system essentially sold out, about 950 million cubic feet a day under firm demand charges.  Currently, volumes flowing through that system are about 700 million cubic feet a day.

We're working on a second pipeline in that area called the Trinity River Lateral, which will go deeper into the basin, if you would, sort of into the Arlington area and then tie back into the Sherman Extension.  We look for that to go into partial service in the fourth quarter of 2009 and then the system to be completed sort of mid-year 2010.

The Eagle Ford area.  You know, this is an area that, if you would, it's in our backyard in South Texas.  We think we are very well positioned to participate in the development of the Eagle Ford.  We think producers in this area will be coming in and looking for a good athlete, in that that midstream provider not only provide gas gathering and gas transportation services, but also the ability to handle the natural gas liquids.  Some of the discoveries in the Eagle Ford have been very rich in natural gas liquids up to 8 gallons per 1,000 cubic feet.

So, one of the critical things that we think that will differentiate midstream players down in South Texas will be the ability to handle the natural gas liquids.  Our South Texas natural gas liquid system from processing plants to pipelines to fractionators to storage are integrated all the way back in to Mont Belvieu, so we have a lot of flexibility at sort of, if you would, getting the highest value that we can for those natural gas liquids, which we think will mean a lot to these producers.

It's a very active region.  A region that really is 15 million acres that spans all the way from South Texas at the Mexico border up to the Louisiana border.  So again, we're very excited about the developments in the Eagle Ford and looking forward to participating in that area.

On NGL fractionation, really the industry is running pretty much at practical capacity as far as NGL fractionation is concerned.  And that was -- and one of the things that we've also seen is we've had the ability, if you would, over the last year, 18 months, to recontract some of the volumes coming into our natural gas liquid fractionator, where it was - where it's always been a fee business, it's been more a volumetric business where it was all volumetric charge and, if you would, not a demand charge.  We've been able to recontract some of those businesses where it's now a demand or a frac-or-pay or a minimum volume fractionation deal to, again, provide us more stability and assurance of cash flows coming from the fractionators.

This has also led -- new contracts has led us to support the construction of another natural gas liquid fractionator.  If you would, it's gonna be a twin of the fractionator that we built out in Hobbs, New Mexico.  It will be at Mont Belvieu, inside our Mont Belvieu complex.  So, it'll be integrated into all the fuel-saving technology that we have there in Mont Belvieu, tied into our distribution system and also our storage system.  That, we're probably looking to have completed in the first half of 2011.

Finally, when you come in and you look at our offshore assets, our Independence Hub facility handles probably about 15% of the natural gas production in the Gulf of Mexico.  We're expecting our oil volumes to rebound from what they've been over the past year.  We recently completed the Shenzi oil pipeline.  It went into service at the beginning of the second quarter.  That pipeline's currently running at about 120,000 barrels a day.

And then recently, with the repairs that were completed to some takeaway natural gas pipeline assets in the Gulf of Mexico, we've seen our Constitution oil pipeline, Marco Polo oil pipeline, Cameron Highway and Poseidon Pipeline volumes come back up, if you would, since the beginning of August as a result of some of this infrastructure coming back online after the hurricanes last year.

Recently, there was -- BP announced its Tiber prospect.  And what we show here on the map is where our crude oil pipeline asset shown in the green are in relation to some of the prospects.  Tiber that was announced.  And also, the other lower tertiary Southern Green Canyon developments.  So, to the extent that there are pipelines built to take this oil back to market, we think our pipelines are in pretty good position.  It's hard to see a producer coming in and laying a pipeline all the way back from these discoveries back onshore when they come in and cross our Cameron Highway and Poseidon Pipeline.  Our ship shoal platform is really an interconnect with Cameron Highway and Poseidon.  So, producers could build back into that area and have the capability to go east or west with their oil production.

A financial snapshot, just very quickly.  I won't spend much time on this.  If you would, sort of the second quarter we had very good earnings.  We had adjusted EBITDA of about $505 million.  On an LTM basis, that keeps us over about $2 billion in EBITDA.  Coverage of the distribution was about 1.13 times.  For the full year, it's been about 1.2 times.  And as I mentioned, we'd retained about $90 million of distributable cash flow.

One of the things that differentiates Enterprise from some of the other publicly traded partnerships is, back in 2002, we eliminated our 50% incentive distribution rights so we're currently capped at 25%.  And that has generated some meaningful savings.  Since we eliminated that 50% IDR, it's generated about $460 million of savings.  Or on an annual basis, currently it's about $190 million of annual savings or $0.41 per unit in distributions to our limited partners.

So again, it's provided us some flexibility to continue to be able to come in and do -- have distribution growth to our limited partners, if you would.  And August was our 20th consecutive quarter for distribution growth.  So, we've been able to come in and consistently deliver distribution growth.  The other thing it does, though, it enables us to retain cash in the business to support organic growth projects, as well as to pay down debt and maintain financial flexibility.

And then finally, you know, we've been doing this for a long time.  If we come back in, and since the beginning of 1999, we've generated about $6.7 billion of distributable cash flow.  And while many MLPs distribute out substantially all their distributable cash flow, we've withheld about $990 million of that, retained back into the partnership to support the growth of the partnership over the long term.

And with that, we think that's been a pretty good recipe for success.  We've been able to grow our assets since the IPO from $700 million up to $19 billion.  We're one of the most -- one of the advantages as far as being one of the largest publicly traded partnerships, when you come in and look at our float as far as daily liquidity in terms of units traded, we have the largest float at about a million units a day trading.  And then, finally, all of this, we've been able to generate an attractive total return for our investors over this time period.

So with that, be glad to -- we have a few minutes -- be glad to open it up for two or three questions before we go to the breakout room. Any questions? Yes, sir. Mr. Glickenhaus.

Seth Glickenhaus:	Have you been hurt by the downturn of natural gas prices? And how has the volume been over all?

Randy Fowler:	Okay. I'm gonna defer -- Chris, you want to handle that?

Chris Skoog:
As you saw in the slides up here, in our Texas intrastate business we haven't been hurt at all.  And you know, year on year, if you look at Enterprise Texas, the core system, we averaged about 3 Bcf a day last year.  We're averaging about 3 Bcf a day through the first six months.  Third quarter's gonna show a big growth because of the onslaught of the Sherman Lateral, which is flowing 700 million a day starting here on August 1st.  But we haven't seen the decline in intrastate business in Texas at all.  But it's been warmer than normal this summer and the electric generation load has picked up.

But our -- and our business model in Texas is not a west to east play, necessarily.  It's more of a serve the intrastate market, the power plants, local distribution companies and the industrial market.  So, you know, we don't have the exposure on the pipeline to what's going on from Waha to Ship channel to Waha to Carthage on the spread values.  We would love to have those spreads be there, but our system's sold out on a firm basis so we haven't experienced the decline in the throughput.

Randy Fowler:
And on the Sherman extension, again, very pleased to get that pipeline into service.  Because, if you would, from an incremental revenue standpoint, it generates about $5 million a month of incremental revenue.  So, good to get that EBITDA stream going.

Any other questions? Yes.

Unidentified Participant:	Was the hang-up of the Sherman because of the Boardwalk's integrity issues from the pipeline?

Randy Fowler:	It was. It was. And probably, Chris, I guess to a degree still running at limited volumes.

Chris Skoog:
It's 100% now at September 1st.  It was 95% August 1st when we came on in service.  Our sole delivery point is -- right now is to the Gulf Crossing Pipeline.  So, we were flowing south back into the North Texas 36-inch line here interruptedly from February through August we were bringing that gas south.  But the line was built to flow north to go to the Gulf Crossing, so that was the holdback.

Randy Fowler:	Well, thank you for your interest and for your support, more importantly. And we'll be available--.